SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)*

                             MONTEREY PASTA COMPANY
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                                (Name of Issuer)

                          Common Stock, $.001 Par Value
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                         (Title of Class of Securities)

                                    612570101
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                                 (CUSIP Number)

      Todd J. Emmerman, Esq., c/o Rosenman & Colin LLP, 575 Madison Avenue,
                            New York, New York 10022
                                 (212) 940-8873
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 18, 1999
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             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

CUSIP No. 612570101          SCHEDULE 13D                 Page 2 of 4 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Clearwater Fund IV, LLC  Employer I.D. #[            ]
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |x|
                                                                        (b)  |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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                  7     SOLE VOTING POWER

                        139,672 Shares
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               139,672 Shares
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      139,672 Shares
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.08%
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14    TYPE OF REPORTING PERSON*

      00
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 2 is being filed by Clearwater Fund IV, LLC (the "Reporting Person") pursuant to Rule 13-d(2) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") and amends the Schedule 13D previously filed by the Reporting Persons as of March 23, 1998 (the "Schedule 13D") as amended by Amendment No. 1 dated February 25, 1999. Terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

            Item 5 is hereby amended and restated as follows:

            (a)-(e)

            The Reporting Person beneficially owns 139,672 shares of the Company's Common Stock, comprising approximately 1.08% of the outstanding Common Stock of the Company (based on information contained in the Company's Statement on Form 10-Q for the period ended September 26, 1999).

            Clearwater LLC has the sole power to vote and dispose of all such shares.

            Between October 18, 1999 and November 19, 1999, Clearwater LLC sold an aggregate of 193,000 shares of the Company's Common Stock in open market transactions at prices ranging between $2.895 and $3.015 per share.

            On January 6, 2000, Clearwater LLC distributed 1,151,262 shares to various of its members as redemptions-in-kind at a valuation of $4.1875 per share, and, as a result, ceased to be the beneficial owner of greater than 5% of the Company's Common Stock.

                                    SIGNATURE

      After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

      Dated: January 6, 2000


                              CLEARWATER FUND IV, LLC

                              /s/ Hans Frederic Heye
                              -----------------------
                              By: Hans Frederic Heye
                              Title: Managing Member


                                  Page 3 of 4